20008469

SEC Mail Processing

MAR 02 2020

Washington, DC

MMISSION

Washington, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-52878

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: William J. Mayer Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Greenwich Office Park - Ste 160

(No. and Street)

GREENWICH	CT	06831
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William E. Rankel — 917 225 2478

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin, Nebbia & Associates, CPA, PA

(Name – *if individual, state last, first, middle name*)

375 Passaic Avenue-Ste 200	Fairfield	NJ	07004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William J. Mayer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of William J. Mayer Securities, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ISABELLA CHRISOSTOMO
Notary Public, State of Connecticut
My Commission Expires Feb. 28, 2021

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

Report of Independent Registered Public Accounting Firm

To the Member of William J Mayer, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of William J Mayer, LLC (the "Company") as of December 31, 2019, the related notes and schedules (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2000.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 25, 2020

William J. Mayer Securities, LLC
Statement of Financial Condition
December 31, 2019

Assets		
Cash and cash equivalents	$	6,679
Prepaid allocated expenses		74,919
Other		2,578
Total assets	**$**	**84,176**
Liabilities and Member's Equity		
Liabilities		-
Commitments and contingencies		
Member's equity		84,176
Total liabilities and member's equity	**$**	**84,176**

See notes to the statement of financial condition.

Note 1 – Organization and Significant Accounting Policies

Nature of Business
William J. Mayer Securities, LLC (the "Company"), is a wholly-owned subsidiary of W. J. Mayer & Co. (the "Parent"), a Delaware corporation and is a registered broker-dealer and a member of the Financial Industry Regulatory Authority. ("FINRA") The Company is engaged primarily in the business of public and private placements of asset-backed and mortgage-backed securities and public and private secondary market transactions involving asset-backed and mortgage-backed securities. The Company acts as sole underwriter on a best efforts basis in distributions of asset-backed and mortgage-backed securities and as a non-managing underwriter or selling group participant in best efforts, asset-backed and mortgage-backed issues.

Use of Estimates
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingencies in the financial statements. Actual results could differ from the estimates included in the financial statements.

Revenue Recognition
Fees are recognized as earned on trade date.

Cash and Cash Equivalents
Cash and cash equivalents include investments with three months or less to maturity at the date of purchase.

Income Taxes
The Company is not recognized as an entity separate from its Parent for federal and state income tax purposes and is not a taxpaying entity for federal and state income tax purposes. Accordingly, no income tax expense has been recorded in the statements.

Subsequent Events
Subsequent events were evaluated through February 25, 2020 which is the date the financial statements were available to be issued.

Note 2 – Prepaid Allocated Expenses

The Company has an expense-sharing agreement with its Parent, which is responsible for paying the bills of both companies. This prepaid amount is considered a deposit and is refundable to the Company if future expenses are not incurred.

Note 3 – Clearing Broker and Off Balance Sheet Risk

The Company clear its customers' securities transactions by means of a three-party clearing agreement whereby its customers are introduced indirectly to BNY Clearing Services LLC

("BNY") by Duncan Williams, Inc. ("DW"). Fees for custodial and other services are charged to the Company on a per transaction basis.

Pursuant further to the clearing agreement, customers' money balances and security positions are carried on BNY's books. Under certain conditions, the Company has agreed to indemnify DW and BNY for losses, if any, that DW and BNY may sustain. Both DW and BNY monitor collateral on securities transactions to minimize exposure to loss.

Note 4 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $6,679, which was $1,679 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.00 to 1.

Note 5 – Fair Value of Financial Instruments

The carrying value of cash, prepaid expenses and accrued expenses approximates fair value due to the short maturity of these instruments. None of the financial instruments are held for trading purposes.

Note 6 – Commitments and Contingent Liabilities

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counter party, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions. The Company does not anticipate nonperformance by customers or counterparts. The Company has a policy of reviewing, as considered necessary, the credit standing of customers and counter parties with which it conducts business.

Note 7 - Uncertain Tax Positions

As of December 31, 2019, the Company believes it is reasonably possible the balance of the gross unrecognized tax benefits is zero and will continue to be zero in the next twelve months based on conservative income tax positions and the expiration of statute of limitations. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings.

The Company's policy is to recognize accrued interest and penalties associated with uncertain tax positions as part of the income tax provision. As of January 1, 2018, accrued interest and penalties associated with uncertain tax positions was zero. For the year ended December 31, 2019, accrued interest and penalties associated with uncertain tax positions is zero.

The Company's owner files income tax returns in the U.S. Federal jurisdiction and the State jurisdiction of Connecticut. None of these taxing jurisdictions have active examinations of Company income tax returns.